02003787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42881

Fd 3/6/01

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PMG SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 AUSTRALIAN AVENUE SOUTH, SUITE 850
(No. and Street)

WEST PALM BEACH, (City) FLORIDA (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY RITTMAN, CONTROLLER 561-820-0019
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name — if individual, state last, first, middle name)

101 EAST KENNEDY BLVD., SUITE 1500, TAMPA, FLORIDA 33602-5147
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARRY RITTMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMG SECURITIES CORPORATION, as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

VICE PRESIDENT & CONTROLLER

Title

Notary Public

OFFICIAL NOTARY SEAL
LAURA J CCONETTI
COMMISSION NUMBER
CC855003
MY COMMISSION EXPIRES
AUG. 12, 2003
NOTARY PUBLIC STATE OF FLORIDA

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report of Independent Certified Public Accountants on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, BARRY RITTMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PMG SECURITIES CORPORATION, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

VICE PRESIDENT & CONTROLLER

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
OFFICIAL NOTARY SEAL
LAURA J [illegible]
COMMISSION NUMBER
[illegible]
MY COMMISSION EXPIRES
AUG. 12, [illegible]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report of Independent Certified Public Accountants on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS


SEC MAIL
PROCESSING
RECEIVED
FEB 2 8 2002
WASH, D.C.
365
SECTION

PMG Securities Corporation

Statement of Financial Condition
December 31, 2001



PricewaterhouseCoopers LLP
One North Wacker
Chicago, IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Stockholder of
PMG Securities Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of PMG Securities Corporation (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 31, 2002

PMG Securities Corporation

Statement of Financial Condition

	December 31, 2001
Assets	
Cash and cash equivalents	$ 901,479
Cash segregated for the exclusive benefit of customers	10,000
Commissions receivable	77,122
Due from clearing brokers	85,838
Furniture, fixtures and equipment, net of accumulated depreciation of $82,742	76,788
Other assets	121,332
	$ 1,272,559
Liabilities and Stockholder's Equity	
Liabilities:	
Due to parent	$ 135,442
Due to affiliates	51,243
Accounts payable and accrued expenses	184,422
Commissions payable	355,994
	727,101
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Class A common stock, no par value; 185 shares authorized, 140 shares issued and outstanding	18,000
Additional paid-in capital	80,000
Retained earnings	447,458
Total stockholder's equity	545,458
	$ 1,272,559

The accompanying Notes are an integral part of the statement of financial condition.

1. Nature of Business

PMG Securities Corporation (the "Company") is a New York State corporation formed for the purpose of conducting business as a full service broker-dealer in stocks and bonds, mutual funds, life insurance, annuities and limited partnerships. Effective March 31, 2000, all outstanding shares of the Company were acquired by Kemper Investors Life Insurance Company (the "Parent"). In accordance with the Parent's accounting policies, the goodwill of approximately $3,163,000 recorded by the Parent in connection with this transaction was not pushed-down to the Company and, as such, the assets and liabilities of the Company are carried at their historical bases in the accompanying statement of financial condition. The carrying values of the Company's assets and liabilities closely approximated their respective fair values as of the acquisition date.

The Company is registered with the National Association of Securities Dealers, Inc. and enters into securities transactions as an agent. All securities transactions are cleared through another broker-dealer on a fully disclosed basis (Note 3). The Company earns the majority of its revenue from transactions placed with mutual funds and insurance companies. The Company is headquartered in West Palm Beach, Florida and has an office in New York.

2. Summary of Significant Accounting Policies:

Management Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission revenues and expenses from customer securities transactions are recorded on a trade date basis. Commission revenues are comprised of amounts received from mutual fund companies, insurance companies, and the clearing broker.

Cash and Cash Equivalents

The Company considers money market instruments to be cash equivalents.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation of furniture, fixtures and equipment is computed on straight-line and accelerated methods over the estimated useful lives of five to seven years.

Fair Value of Financial Instruments

The carrying values of the financial instruments reported in the accompanying statement of financial condition approximate their fair values due to their short-term nature.

Income Taxes

The Company utilizes the asset and liability approach defined in the Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("FAS 109"). FAS 109 requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement amounts and the tax basis of assets and liabilities.

3. Clearing Agreements

The Company has entered into a clearing agreement with Pershing. Under this agreement, Pershing provides the Company with certain back-office support and clearing services on all principal exchanges. The Company maintains a deposit with its clearing broker of $25,000, which is included in due from clearing brokers on the statement of financial condition.

4. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $327,871, which was $277,871 in excess of its required net capital of $50,000. At December 31, 2001, the Company's net capital ratio was 2.22 to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

5. Related Party Transactions

The Company, PMG Marketing, Inc., PMG Life Agency, Inc. and PMG Asset Management, Inc. are owned by the same Parent, and share office space, personnel and other administrative expenses. Such expenses are paid by PMG Marketing, Inc. and are allocated to all the affiliated companies on a pro-rata basis. Due to affiliates arises from the above transactions.

The Parent pays employee compensation and other related benefits on behalf of the Company. Due to parent arises from the above transactions.

6. Off-Balance-Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis. These activities may expose

the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company is required to settle these obligations with the clearing broker.

7. Commitments and Contingencies

The Company occupies office space in West Palm Beach, Florida under a lease agreement expiring June 30, 2006 and in New York City under a lease agreement expiring March 31, 2002. Additionally, the Company has leases for certain furniture, fixtures and equipment.

Future approximate minimum annual rental expenses for the years ended December 31, are:

2002	$ 242,080
2003	198,390
2004	176,250
2005	262,026
2006 and thereafter	73,715
	$ 952,461

Although the leases are under the Company's name, a portion of the rent expense is allocated among affiliates and not reflected in this statement of financial condition.